June 12, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Karl Hiller, Branch Chief

Re:                             Mead Johnson Nutrition Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 21, 2013
Response Letter dated April 15, 2013
File No. 001-34251

Dear Mr. Hiller:

Set forth below are the responses of Mead Johnson Nutrition Company (“MJN” or the “Company”) to the questions and comments contained in the letter, dated May 14, 2013 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “2012 Form 10-K”) and the Company’s Response Letter dated April 15, 2013 (the “April 15th Letter”).  The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.

The Company’s responses below reference exhibits included as supplemental material provided separately to the Commission (collectively, the “Supplemental Material”).  The Supplemental Material has been omitted from this response pursuant to a confidential treatment request under Commission Rule 83 (17 C.F.R. § 200.83).

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 32

1.                                      We have read your response to prior comment one and note that your tax-free return of basis was a significant source of liquidity. Please expand your disclosure to quantify and discuss this amount and any remaining basis for which there is a reasonable possibility of being returned tax-free, to comply with Item 303(a)(1) of Regulation S-K.

The Company respectfully advises the Staff that, although the Company’s 2012 return of basis transaction increased the Company’s liquidity resources in the United States, the transaction did not impact our total liquidity.  Nevertheless, in response to the Staff’s comment, the Company’s future filings will include additional disclosure about the specific impact of any repatriation transaction characterized as a return of basis on the Company’s liquidity. In particular, in our Form 10-Q for the quarter ended June 30, 2013, the Company will include the following disclosure related to its 2012 return of basis transaction:

“Of the cash and cash equivalents on hand, approximately $408 million was repatriated during 2012 as a return of basis.  The Company has no current plans to repatriate cash in a similar manner.”

In the event the Company changes its plans and repatriates a material amount of cash as a return of basis in the future, our future filings will include similar disclosure, when and as appropriate.

Financial Statements and Supplementary Data, page 40

Note 5 - Segment Information, page 54

2.                                      We have read your response to prior comment two, in which you describe various perspectives on the long-term financial performance of your operating segments in Asia and Latin America. You explain that you have expectations for business growth in these regions due to similar emerging market macroeconomic factors. However, you also state that “...there is no direct correlation between [your] operating segment sales trends and estimated industry sales trends” in these regions. Moreover, you indicate that you consider various measures of sales trends and gross margins to be similar, although you also state that “...demand-generation investments, price increases and new product offerings impacts sales growth comparisons for individual years.”

We would like to better understand your process of segment aggregation as it relates to all of the criteria listed in FASB ASC 280-10-50-11, in deciding to combine your four operating segments into two reportable segments. Please submit the analysis that you performed as of December 31, 2012, showing your consideration of all criteria and all operating segment performance measures, including those mentioned in your reply.

Please also submit schedules showing the composition of operating metrics for each of the four regions identified in your filing that have been aggregated into your Asia/Latin America and North America/Europe segments, with details for each country within these regions that you conduct operations; totals should reconcile to the disclosures in your filing. Please supplement your analysis with any additional information necessary to understand how you determined that differences in the regulatory environments in the individual countries which comprise these regions did not preclude aggregation.

Overview

In our response below and in the Supplemental Material, the Company provides additional information related to its segment reporting conclusions in accordance with the Commission’s request.  In addition to the information below, the Company believes it is important to clarify the contextual framework of the excerpts from the April 15th Letter referenced in the Commission’s comment, above.  In considering the correlation between the Company’s sales trends and industry sales trends estimated by the ERC Group, the Company respectfully highlights that the differences noted relate to the specific premium category in which MJN focuses its business as compared to a premium and non-premium mix within the ERC Group’s estimated industry information. In addition, MJN’s specific country mix is different than the country mix assumptions used by the ERC Group in its estimate of industry performance.  Although the ERC Group does not provide a breakdown of premium and non-premium growth, the Company believes that its trends are consistent with premium category industry trends in the countries in which it focuses its operations. The Company does however, obtain category industry data from The Nielsen Company, as described in more detail in the aggregation analysis below, confirming these premium and non-premium trends.

Aggregation Analysis

The Company performs its segment reporting analysis, including an analysis of operating segment aggregation, on an annual basis, unless there is a qualifying event that would require an additional assessment. In addition, the Company assesses changes in performance and projections to determine if any changes would indicate that segment reporting conclusions with respect to aggregation would be impacted by the changes.  A summary of the 2012 aggregation analysis is included as Exhibit 2(a) to the Supplemental Materials.

Exhibits 2(b-i) and 2(b-ii) to the Supplemental Materials show the historical and projected key operating metrics analyzed to assess similarity of the operating segments during 2012, including a projection of full year 2012 results and strategic plan information for 2013 through 2017. Data points used are historical results, the latest available projected results at the time the analysis was prepared for 2012 and the most recent strategic plan projections available at the time. The Company updated its analysis at year-end by substituting the projected sales and gross profit data with the actual data for 2012 to confirm that the aggregation criteria continued to be met. The data was assessed both on a reported and on a constant dollar basis, in line with how the Company manages its operations. Given the fact that currency fluctuations cannot be predicted and are not indicative of the underlying performance of the category, the Company makes resource allocation decisions primarily based on constant dollar financial data. As per ASC 280-10-55-9, even though the Company uses both reported and constant dollar performance metrics to make resource allocation decisions, it only uses metrics based on reported sales data for disclosure purposes as these are the closest to U.S.-GAAP standards.

In response to the Commission’s request for the analysis behind the consideration of the other criteria used in the Company’s April 15th Letter, the Company has attached Exhibit 2(c) to the Supplemental Materials. In the Company’s April 15th Letter, under the section on Industry Economic Information, sub-section (ii), the Company stated that it “has over 90 percent of its sales at premium prices, a higher level than most industry competitors.” Exhibit 2(c) shows the Company’s split of retail sales data for these different categories and the growth rate of each category as measured by The Nielsen Company in comparison to the total industry retail sales growth. Additional details are provided by category, for Asia and Latin America, further supporting the above statement.

Based on the analysis described in Exhibit 2(a), the supporting data as shown in Exhibits 2(b-i), 2(b-ii) and 2(c) and the fact that the Company confirmed that the aggregation criteria continued to be met at year-end, the Company strongly believes that it has appropriately grouped its operating segments into two reportable segments in accordance with ASC 280-10-50-11.

Reportable Segment Operating Metrics

Attached as Exhibit 2(d) to the Supplemental Materials are schedules showing the composition of operating metrics for each of the four regions identified in the 2012 Form 10-K, that have been aggregated into our Asia/Latin America and North America/Europe segments, with details for each country within these regions in which we conduct operations. The Company confirms that the totals set forth in Exhibit 2(d) do reconcile to the totals set forth in the 2012 Form 10-K.

Regulatory Environment Information

In addition to the foregoing, the regulatory environments in which the Company operates strongly support aggregation of its four operating segments into the two reportable segments:  (1) North America/Europe (“Developed Markets”) and (2) Asia/Latin America (“Developing/Emerging Markets”).  Between the two segments, different regulatory environments necessitate divergent management strategy, distinct expenditures and separate decision making processes.  In practice, the differences between the regulatory environment in the Developed Markets and the regulatory environment in the Developing/Emerging Markets require the Company to utilize both unique marketing practices and a unique business model in each reportable segment.  However, within each reportable segment, the marketing practices and business model are substantially similar country to country. Any distinction among regulations established by individual countries within a region is vastly outweighed by the similarities in regulatory environments among all of the countries within each reportable segment.

North America/Europe (Developed Markets)

Marketing Regulation.  The Developed Markets generally have sophisticated legal requirements that focus on the substance of marketing claims, but put very little restriction on the target audience of particular marketing material. Developed Markets also have their own regulations governing both the content of particular products and the labeling of such products.  Prominent regulatory agencies heavily scrutinize product content and require years of clinical work before the agencies permit certain contents to be included in the products.

Product Mix and Marketing Targets.  In the Developed Markets, infant formula accounts for the vast majority of our sales.  The regulatory environment in the Developed Markets allows us to market our infant formula products directly to parents through multiple media sources, including sampling through a well-developed direct marketing program.

Advertising & Promotion Expenditures.  Due to the regulatory environment in the Developed Markets, we focus the majority of advertising and promotion expenditures within the North America/Europe segment on sampling of infant formula products. Mass media advertising accounts for a portion of the Advertising and Promotion Expenditures and is primarily directed to infant formula advertising with far less emphasis placed on advertising of children’s products.

Asia/Latin America (Developing/Emerging Markets)

Marketing Regulation.  The Developing/Emerging Markets, either through local law or global policy, put significant emphasis on the target audience to whom our products are marketed, while placing less emphasis on the substance of the science supporting marketing claims.  In the Developing/Emerging Markets, we are constrained by the principles of the World Health Organization’s International Code of Marketing of Breast-Milk Substitutes (“WHO Code”), which generally restricts the marketing of breast-milk substitutes for children up to six months of age.  The WHO Code is generally not applied in the Developed Markets. The principles of the WHO Code have been adopted by law/regulation in almost every country within the Developing/Emerging Markets.  Where a country within the Developing/Emerging Markets has not adopted elements of the WHO Code, the Company voluntarily applies its own internal policy implementing similar restrictions on our marketing practices where applicable.

Product Mix and Marketing Targets.  In Developing/Emerging Markets, we have a more balanced sales mix among the Asia and Latin America regions between children’s products (slightly more than half of regional sales) and infant formula (slightly less than half of regional sales).  The regulatory environment in the Developing/Emerging Markets compels our mass media marketing efforts to be directed solely to products for children older than six months which compete on a significantly different basis than infant formula.  Unlike infant formula, which is a sole source of nutrition for a baby, children’s nutrition competes within a much larger category of products available to meet a child’s nutritional needs.

Advertising & Promotion Expenditures.  Due to the regulatory environment in the Developing/Emerging Markets, we focus advertising and promotion expenditures within Asia/Latin America primarily on the advertising of children’s products, with far less emphasis placed on sampling of infant formula. Advertising expenditures as a percentage of regional A&P spending is strikingly similar within Asia and Latin America. Very little is spent on providing infant formula samples directly to consumers as the practice is not allowed in most markets within Asia and Latin America.

3.                                      We understand from your response to prior comment two that certain events might impact regional comparisons, such as demand-generation investments. The relationship between advertising and promotional spending and organic sales growth would seem to be an important factor in assessing economic characteristics. Please tell us the annual amount of demand-generation investment for each region in each of the past three years, and budgeted for 2013 through 2017, as well as historic and forecasted organic sales, the percentage that such costs are of sales not attributable to acquisitions, and explain the reason for any difference in the relationship between the amount of investment and organic growth for the Asia and Latin America segments.

Attached as Exhibit 3(a) to the Supplemental Materials are schedules showing organic sales, organic sales growth, demand-generating expenses and demand-generating expenses as a percentage of organic sales. For the purpose of the Commission’s request, the term “organic” has been defined as the Companies reported sales and demand generating expenses, excluding any impact coming from Company’s joint venture in Argentina (the “Sancor Acquisition”). During the 2010-2012 period, no acquisitions were performed in any of the other regions.

Attached as Exhibit 3(b) to the Supplemental Materials are schedules showing true reported sales, sales growth, demand-generating expenses and demand-generating expenses as a percentage of sales.

The Company notes that, for the years 2012-2017, sales growth and demand-generating expenses among the regions are more relevant than the comparison of organic growth among the regions given that projections both for 2012 and for the strategic plan had been developed based on the knowledge that the Sancor Acquisition was already closed. Without the Sancor Acquisition, future years’ resource allocation would most likely have followed a significantly different pattern. The data presented in Exhibits 3(a) and 3(b) is based on the Company’s actual results for the years 2010-2012 and its latest view for the years 2013-2017.

The comparison of organic sales among regions shown in Exhibit 3(a) remains, of course, valid for the years prior to 2012 where it can be seen that organic growth and demand-generating expenses for Asia and Latin America are quite similar. Notably, in 2011, demand-generating expenses for these regions were within 200 basis points as a percentage of sales and sales growth was close to 10 percent for both operating segments.

When analyzing the data based on sales growth (Exhibit 3(b)), it can be seen that the Company expects the year over year sales growth for the Asia and Latin America segments to increase at comparable levels, and the Company also expects the demand-generating expenses to increase at a comparable pace.

4.                                      Please clarify for us (i) why your segment operating results (i.e., earnings before interest and income taxes) do not appear to be a primary measure that you evaluate as part of your assessment of economic characteristics and (ii) whether an assessment of your segment operating results would change your conclusion that the Asia and Latin America operating segments have similar economic characteristics.

In assessing specific metrics as a part of its determination of operating segment similarity, the Company has not historically included earnings before interest and income taxes (“EBIT”) in its analysis.  As the Commission is aware, ASC 280-10-50-11 provides discretion to reporting companies as to the metrics used in evaluating economic similarity with respect to segment aggregation for reporting purposes.  Although EBIT is one metric that may be considered, the Company does not consider it dispositive to its segment analysis as further described below.

The Company has focused primarily on identifying similarities in sales trends, gross profit and gross margin.  The Company believes that long-term average sales growth is a clear indicator of the stage of maturity and growth environment of a particular market or region and represents an important factor in assessing similarity.  In addition, gross margin provides a clear indication of the Company’s pricing flexibility and longer term profitability within each particular region. Therefore, sales and gross profit growth objectives are measures used by the Chief Operating Decision Maker (“CODM”) for purposes of resource allocation decisions. Because gross profit margin represents the impact of revenue and product costs substantially within the respective regions, this measure provides the best indication of the economic similarity between regions. The CODM typically considers sales trends, gross profit and gross margin as input metrics for resource allocation decisions and EBIT as an output metric.

In addition, the Company has not historically assessed similarity on the basis of EBIT because management focuses more on sustainable sales growth and gross margins to support continued investment when considering resource allocation decisions.  In addition, EBIT results are influenced by overhead costs and other general and administrative costs that can vary over time irrespective of the sales and gross profit in a given region.  As a result, although EBIT is included in reports to the CODM and is the profit measure that the Company uses for required external segment disclosures, the Company has historically determined that EBIT is not an appropriate measure to use in its assessment of economic similarity between operating segments.

In the second part of this comment, the Commission has inquired as to whether an assessment of EBIT would change the Company’s conclusion that the Asia and Latin America operating segments have similar economic characteristics.  Were the Company to conclude that EBIT trends and EBIT margins were the primary indicators in assessing economic similarity between the Asia and Latin America operating segments, the result of a comparison of EBIT margins alone would represent an indication that the two segments are not similar.  However, considering the total mix of information in its assessment, the Company believes that the sales trends and gross profit and gross margin comparisons would carry significant weight in its analysis, and that the Company likely would not change its conclusions regarding economic similarity.

Attached as Exhibits 4(a) and 4(b) to the Supplemental Materials are schedules showing the pro-forma analysis of the EBIT margins on a reported and constant dollar basis, respectively.

5.                                      Please identify your CODM and explain your rationale in identifying the CODM as an individual or group with details sufficient to understand how your approach is consistent with FASB ASC 280-10-50-5 through 280-10-50-9. Please also submit an organizational chart which shows the individuals responsible for making resource allocation decisions and assessing performance of your business units; and your internal reporting structure.

The Company’s CEO as of December 31, 2012, Steven W. Golsby, served as the Company’s CODM.  During 2012, the Company’s organizational structure had regional general managers for Latin America, North America and Europe, each of which represented operating segment managers, reporting to Kasper Jakobsen in his then-current role as Chief Operating Officer (“COO”). Mr. Jakobsen, also served as the segment manager for Asia, with sub-region leadership reporting to him.  This structure served as a transitional structure for the expected transfer of the Company’s CEO role to Mr. Jakobsen during 2013. This CEO change became effective on April 30, 2013. Until then, the primary responsibility for resource allocation and performance assessment of operations remained with Mr. Golsby in his role as CEO.

In his capacity as leader, the CEO operated with a supporting leadership team (the “Executive Committee”) to assist in providing input and driving the performance of the Company.  The Executive Committee primarily consisted of key functional leads for the Company, including legal, financial, research and development, human resources and operations. In its identification of the CODM, the Company determined that, although the CEO utilizes input from the Executive Committee to explain performance, highlight key stakeholder perspectives, and help drive performance through the operating units, the CEO retains ultimate authority and responsibility for resource allocation and performance assessment of the Company’s operations.  As a result, the Company determined that the CEO alone constitutes MJN’s CODM in accordance with FASB ASC 280-10-50-5 through 280-10-50-9.

Attached as Exhibit 5(a) to the Supplemental Materials is the organizational chart (as in effect on December 31, 2012) showing both the individual responsible for making resource allocation decisions and assessing performance of our business units and our internal reporting structure.

6.                                      Please submit a copy of the reports, schedules and information packages provided to the CODM covering all business activities and operating results for the year ended December 31, 2012 and the quarter ended March 31, 2013, plus any additional reports, schedules or other information upon which the CODM may have relied in making resource allocation decisions and assessing performance. Please also submit a copy of all additional information provided to your board of directors covering business activities and operating results for the year ended December 31, 2012 and quarter ended March 31, 2013 which was not also provided to your CODM, and explain how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6. Please contact us by telephone in advance of your reply if you require guidance or clarification about the information we have requested.

Attached as Exhibits 6(a-i), 6(a-ii), 6(a-iii) and 6(a-iv) to the Supplemental Materials are copies of the reports, schedules and information packages provided to the CODM covering all business activities and operating results for both the year ended December 31, 2012 and the quarter ended March 31, 2013, as well as additional reports, schedules or other information upon which the CODM relied in making resource allocation decisions and assessing performance.

Attached as Exhibits 6(b-i), 6(b-ii), 6(b-iii), 6(b-iv), 6(b-v), 6(b-vi), 6(b-vii) and 6(b-viii) to the Supplemental Materials are copies of additional information provided to the Company’s full board of directors, or to the Audit Committee of the board of directors, as indicated, covering business activities and operating results for both the year ended December 31, 2012 and quarter ended March 31, 2013.

The Company provided two primary reports directly to the CODM on a regular basis.  The CODM received a report specifically for his assessment of results titled “CEO Financial Report.” In addition, in conjunction with meetings of the Executive Committee (“EC”), which is further described in the Company’s response to the Commission’s Comment 5, the CODM received EC reports that served to identify discussion topics at EC meetings.  The CEO Financial Report provided the CODM with an update of business results at a Company and reportable segment level, major market sales data, and balance sheet and cash flow information at a Company level.  The EC reports typically include Company level income statement information, major market sales data, regional (Asia, Latin America, North America and Europe) sales and EBIT information and updates on budget information at the Company and regional levels.  As the EC reports have been structured to allow key stakeholders serving on the EC an opportunity to provide descriptions and analysis to the CODM to aid in his assessment of business results, the related reports used at EC meetings may contain data at a sub-region level in order to assist in discussion of key drivers for regional fluctuations or to provide additional perspective on regional segment results.

In addition to the reports provided directly to the CODM, the Company considered reports provided to the Company’s full board of directors and to the Audit Committee of the board of directors.  Financial Update information presented to the Audit Committee and to the full board of directors is generally at a reportable segment level, with additional information provided for major market sales results. Occasionally, additional business related information may be presented to the full board of directors on any matters that management deems to be of relevance to the board of directors. Recent examples of such matters are the Latin America Region Strategic Plan Review, the Hong Kong Two-Can Rule Sales Risk Review and the Europe Review, for which the presentation materials have been included respectively in Exhibits 6(b-iv), 6(b-v) and 6(b-viii) to the Supplemental Materials.

The Company considered the information presented to the CODM and provided to the Company’s board of directors in determining its operating segments.  In addition to this information, the Company considered its organization and operating management structure and its relationship with the reported information.  In its assessment of total information, the Company concluded that the primary review level of the CODM is at the regional level.  The primary level of reported information is for Asia, Latin America, North America and Europe, whether shown individually or at a combined, reportable segment level.  The regional reporting level is also consistent with the level at which the Company manages its business, with segment managers responsible for activities and related results within each of the Company’s four geographic regions.  Where information is presented at a level below the geographic regional level, it is presented within the context of describing results of that particular region, but the primary, consistent presentation aligns with the geographic regions of Asia, Latin America, North America and Europe.  Based on the total mix of this information, the Company concluded that these four geographic regions represented the Company’s operating segments.

7.                                      We note that you present sales and assets for China and Mexico which together comprise 54% and 14% of total sales and assets of the Asia/Latin America segment; and that you present sales and assets for the United States which comprise 84% and 62% of total sales and assets of the North America/Europe segment. Please submit schedules showing sales and assets for 2012 and at year-end in each country, grouped by region and reconciled to segment sales and assets, and explain how you determined that additional disclosures were not required to comply with FASB ASC 280-10-50-41, if this is your view.

The Company assesses sales results by country and long-lived asset balances by country on an annual basis to ensure it is in compliance with the geographic disclosure requirements included in FASB ASC 280-10-50-41.  In this analysis, the Company generally uses a threshold of 10% of the total metric for MJN as a clear indication of materiality, with additional consideration of all country information not meeting that threshold.  For all periods presented in the segment footnote included in the 2012 Form

10-K, the country disclosures noted above represent either the required country of domicile or countries otherwise determined to be material.

Attached as Exhibits 7(a) to the Supplemental Materials are schedules showing sales and assets for 2012 and at year-end in each country, grouped by region and reconciled to segment sales and assets.

When reviewing the schedule of assets, the Company noted that long-lived assets (noncurrent assets for purposes of the data in this assessment) for Argentina were greater than 10% of the total long-lived assets of the Company.  These assets were primarily comprised of goodwill and other intangible assets resulting from the Sancor Acquisition.  As the Company understands the intent of the disclosure is to highlight countries with significant concentrations of hard assets (excluding intangible assets), that are difficult to move and relatively illiquid, we concluded that separate disclosure of Argentina’s assets was not consistent with the rationale for disclosure.  Furthermore, the Company concluded that its disclosure related to the Sancor Acquisition and the resulting goodwill and intangible assets was sufficiently covered in other footnotes to its financial statements.

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Kindly direct any questions you may have to the undersigned at (847) 832-2408.  Any additional comments may be sent to the undersigned via email (tom.de.weerdt@mjn.com) or facsimile ((812) 602-2095).  Thank you.

Very truly yours,

/s/ Tom De Weerdt

Tom De Weerdt

Vice President, Corporate Controller

Mead Johnson Nutrition Company

cc:                                Ms. Kim Calder

Mr. Michael Fay

Mr. Peter Kasper Jakobsen, Mead Johnson Nutrition Company

Mr. Peter G. Leemputte, Mead Johnson Nutrition Company

Mr. William C. P’Pool, Mead Johnson Nutrition Company

Mr. David A. Schuette, Mayer Brown LLP